ingredion.com
Ingredion Incorporated 5 Westbrook Corporate Center Westchester, Illinois 60514 USA w: ingredion.com

July 20, 2017

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Ingredion Incorporated
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 001-13397

Dear Mr. Skinner:

Set forth below is the comment from the Staff’s letter dated July 7, 2017 with respect to Ingredion Incorporated’s (the “Company” or “Ingredion”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016 that was filed with the Securities and Exchange Commission on February 22, 2017.  We set forth the Staff’s numbered comment in italics followed by the Company’s responses below.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements and Supplementary Data, page 52

Notes to the Consolidated Financial Statements, page 59

Note 13 – Segment Information, page 89

1.

Your response to prior comment three from our letter dated June 6, 2017 indicates that you have concluded that it is impracticable to provide the disclosure required by FASB ASC paragraph 280-10-50-40.  However, we note that pages 5, 6, and 7 of your 10-K provide information about net sales by various products and industries.  Explain to us, in reasonable detail, how this information has been compiled.  Separately, in light of this information, further explain your basis for concluding that it is impracticable to provide the information required by FASB ASC paragraph 280-10-50-40.

Within Item 1 “Business” of the Company’s Form 10-K for the fiscal year ended December 31, 2016 (pages 5, 6, and 7) the Company provided approximate percentages of net sales for each of the identified product groupings of Starch products (approximately 46 percent in 2016), Sweetener products (approximately 37 percent in 2016) and Co-products and others (17 percent in 2016).  In addition, the Company provided a table of the percentage of net sales to customers by the customer’s industry.

We disclose the approximate whole percentage of net sales by major product type within Item 1 to comply with Item 101(c)(1)(i) of Regulation S-K, which allows percentages or amounts of net sales by product to be disclosed for purposes of describing the business.  The approximate whole percentages are based on sales information gathered from the local affiliate ledgers and aggregated within the financial analytics software (the “FA software”).  This software is separate and distinct from the Company’s general ledger consolidation system (the “GL software”), which is used to produce the Company’s general purpose financial statements.  We have determined that the use of these approximate whole percentages generated from the FA software provide a reasonable estimate of net sales by product and customer, given that 1% of net sales represents approximately $57 million within the FY 2016 financial statements.

Both the FA and GL software gather data from the local affiliate ledgers, however, the Company’s GL software consolidates financial data only by legal entity as part of the month end consolidation.  This consolidation is consistent with our operating segment and reportable segment structure.    As a result of its configuration, the GL software is unable to generate product level financial information and cannot be used for product net sales reporting purposes.

The Company uses the FA software capabilities to analyze global customer and product level information for financial planning and analysis.  The local affiliate ledgers feed a financial data warehouse that is separate and distinct from the GL software’s financial data warehouse and is designed specifically for the FA software requirements.  The FA software’s data warehouse is able to gather customer and product level financial data from the local ledgers.  Within the local ledgers, gross sales are tracked and recorded by customer and product codes.  Certain sales deductions, including customer discounts and rebates, are calculated and recorded primarily at an affiliate or customer level.  If no product level detail is included within the deduction calculation, then the local ledger’s allocation methodology spreads the deductions across the product types sold to the customer regardless of the product type that generated the deduction.  This system methodology reduces the precision of the product level detail consolidated within the FA software.  We are comfortable that the data from the FA software is a reasonable estimate of net sales by product and customer within 1% of total net sales (approximately $57 million within the FY 2016 financial statements) and meets the Regulation S-K requirement.

The guidance within FASB ASC paragraph 280-10-50-40 states specifically that “The amounts of revenues reported shall be based on financial information used to produce the public entity’s general purpose financial statements.”  As stated above, the GL software is unable to produce product or customer level financial information, including sales.  Additionally, we believe it would be cost prohibitive, and burdensome to the period-end close process,  to modify the GL software financial data warehouse to provide this disaggregated level of product and customer financial information within the GL software itself.    Based on these circumstances, we have concluded that it is impracticable to provide additional sales disclosures within the Segment footnote as required by ASC 280-10-50-40.  We expect to disclose in future filings that it is impracticable to provide net sales by product category due to system limitations and cost of resources required to maintain allocation methodologies.

We believe that this addresses the comments set forth in the Staff’s letter dated July 7, 2017.  Please let us know how we may assist further.

Sincerely,

/s/ James D. Gray

James D. Gray

Executive Vice President and Chief Financial Officer